08030653

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: February 28, 2010<br>Estimated average burden<br>Hours per response...12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66964 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**US Arma Partners, LP**

| OFFICIAL USE ONLY |
|---|
| FIRM ID NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**Four Palo Alto Square, Suite 100, 3000 El Camino Real**

(No. and Street)

**Palo Alto** **CA** **94306**

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Brian Skiba** **(650) 328-8207**

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 03 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

**Harb, Levy & Weiland LLP**

(Name – *if individual, state, last, first, middle name*)

**The Landmark @ One Market, 6th Floor** **San Francisco** **CA** **94105**

(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
MAR 2 ? 2008
Washington, DC
100

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, **Brian Skiba**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertain to the firm of **US Arma Partners, LP** as of **December 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________________________

______________________________________________

Signature

CEO/COO

Title

Subscribed and sworn to before me
this ____ day of ________ 2008

______________________________________________
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control required by SEC Rule 17a-5.
- ☒ (p) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming exemption from SEC Rule 15c3-3

• *** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this ____ day of March 24th, 2008, by Brian Skiba ________________________________________, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

JESSE SIVILS
Commission # 1736213
Notary Public - California
Santa Clara County
My Comm. Expires Apr 2, 2011

(Seal) Signature [signature]

US ARMA PARTNERS, LP

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

DECEMBER 31, 2007

SEC
Mail Processing
Section

Washington, DC

**CONFIDENTIAL DOCUMENT**

This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. The statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.

Harb Levy & Weiland
ACCOUNTANTS CONSULTANTS LLP

Independent Auditors' Report

To the Partners
US Arma Partners, LP

We have audited the accompanying statement of financial condition of US Arma Partners, LP (the "Partnership"), as of December 31, 2007, and the related statements of operations and changes in partners' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of US Arma Partners, LP as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harb, Levy + Weiland LLP

San Francisco, California
March 21, 2008

*Member of NEXIA International, A Worldwide Association of Independent Accounting Firms*

The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com □ www.hlwcpa.com

# US ARMA PARTNERS, LP
## Statement of Financial Condition
## December 31, 2007

| | | |
|---|---|---|
| ***Assets*** | | |
| Cash | $ | 71,370 |
| Receivable from affiliate | | 90,861 |
| Deposit | | 4,980 |
| Fixed assets, net | | 22,653 |
| ***Total assets*** | $ | 189,864 |
| ***Liabilities and Partners' Capital*** | | |
| Accounts payable and accrued liabilities | $ | 25,118 |
| Partners' capital | | 164,746 |
| ***Total liabilities and partners' capital*** | $ | 189,864 |

***See Accompanying Notes to Financial Statements***

US ARMA PARTNERS, LP

Statement of Operations

Year Ended December 31, 2007

| | |
|---|---|
| ***Revenues*** | |
| Inter-company service fees | $ 743,983 |
| FINRA rebate | 35,000 |
| Consultancy fees | 30,000 |
| Other income | 31,943 |
| ***Total revenues*** | 840,926 |
| ***Expenses*** | |
| Employee compensation and benefits | 258,973 |
| Professional fees | 268,894 |
| Rent | 100,164 |
| General and administrative | 78,894 |
| Travel | 41,206 |
| Marketing | 23,513 |
| ***Total expenses*** | 771,644 |
| ***Net income*** | $ 69,282 |

***See Accompanying Notes to Financial Statements***

US ARMA PARTNERS, LP

Statement of Changes in Partners' Capital

Year Ended December 31, 2007

| | | |
|---|---|---|
| ***Partners' capital, beginning of year*** | $ | 7,260 |
| ***Capital contributions*** | | 88,204 |
| ***Net income*** | | 69,282 |
| ***Partners' capital , end of year*** | $ | 164,746 |

***See Accompanying Notes to Financial Statements***

US ARMA PARTNERS, LP

Statement of Cash Flows

Year Ended December 31, 2007

| | |
|---|---|
| ***Cash flows from operating activities:*** | |
| Net income | $ 69,282 |
| Adjustments to reconcile net income to net cash used by operating activities: | |
| Depreciation | 1,500 |
| Increase in receivables | (90,861) |
| Increase in deposit | (4,980) |
| Increase in accounts payable and accrued liabilities | 22,393 |
| ***Total adjustments*** | (71,948) |
| ***Net cash used by operating activities*** | (2,666) |
| ***Cash flows from investing activities:*** | |
| Purchase of fixed assets | (24,153) |
| ***Cash flows from financing activities:*** | |
| Capital contributions | 88,204 |
| ***Net increase in cash*** | 61,385 |
| ***Cash, beginning of year*** | 9,985 |
| ***Cash, end of year*** | $ 71,370 |

***See Accompanying Notes to Financial Statements***

1. Business and Summary of Significant Accounting Policies

Business

US Arma Partners, LP (the "Partnership") is a Delaware limited partnership formed in 2006. The Partnership is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934.

During 2007, the Partnership acquired the assets and liabilities of Langschiff Partners, LLC, including its registration with the SEC and its membership with FINRA. Arma Partners, LLC serves as the general partner of the Partnership. All limited partners of the Partnership are also the partners of Arma Partners, LLP ("UK Arma"), a United Kingdom-based limited liability partnership formed in March 2004. UK Arma is a broker-dealer regulated by the Financial Services Authority in the United Kingdom.

Cash

Cash consists of cash on deposit with a commercial bank which, at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

Revenue Recognition

The Partnership has entered into a transfer pricing agreement with UK Arma. Under the terms of the agreement, UK Arma pays the Partnership monthly service income on a cost plus 13% mark-up basis.

Consulting service revenue is recognized as per the terms of the service agreement.

Fixed Assets

Fixed assets are stated at cost and are depreciated using the straight-line method over estimated useful lives of three to five years.

Federal and State Income Taxes

No provision for federal or state income taxes has been made since the Partnership's income is allocated to its individual partners for inclusion in each partner's individual income tax returns.

1. Business and Summary of Significant Accounting Policies (continued)

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Translation of Foreign Currencies

The Partnership bills UK Arma in U.S. Dollars and receives payment in U.S. Dollars. Foreign travel costs incurred by employees are reimbursed in U.S. Dollars at the currency translation rate in effect on the day of travel.

2. Fixed Assets, net

Net fixed assets includes the following:

| | |
|---|---|
| Computer and office equipment | $ 17,106 |
| Furniture | 7,047 |
| | 24,153 |
| Accumulated depreciation | (1,500) |
| Fixed assets, net | $ 22,653 |

3. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Partnership had net capital of $46,250, which was $41,250 in excess of its required net capital of $5,000. The Partnership's aggregate indebtedness to net capital ratio was 0.54 to 1.

4. Lease Obligation

During 2007, the Partnership entered into a lease agreement for its current office facility which expires in 2010. Future minimum lease payments under this lease are as follows:

| Year Ending December 31 | |
|---|---|
| 2008 | $ 97,236 |
| 2009 | 100,150 |
| 2010 | 42,190 |
| Total | $ 239,576 |

Rent expense for the year ended December 31, 2007 was $100,164.

5. Sublease Agreements

The Partnership temporarily entered into sublease agreements with two of the former tenants of its current office space, effective March 2007. The sub-lessees terminated their agreements with the Partnership and vacated the office spaces in July 2007 and October 2007, respectively. Rent income for 2007 under these agreements was $22,659, which is included in other income in the statement of operations.

SUPPLEMENTARY INFORMATION

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER: US Arma Partners, LP as of December 31, 2007

| | | | | |
|---|---|---|---|---|
| 1. Total ownership equity from Statement of Financial Condition | | | $ 164,746 | 3480 |
| 2. Deduct ownership equity not allowable for Net Capital | | | | 3490 |
| 3. Total ownership equity qualified for Net Capital | | | 164,746 | 3500 |
| 4. Add: | | | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | 3520 |
| B. Other (deductions) or allowable credits (List) | | | | 3525 |
| 5. Total capital and allowable subordinated liabilities | | | 164,746 | 3530 |
| 6. Deductions and/or charges: | | | | |
| A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) | $ 118,496 | 3540 | | |
| B. Secured demand note delinquency | $ | 3590 | | |
| C. Commodity futures contracts and spot commodities – proprietary capital charge. | $ | 3600 | | |
| D. Other deductions and/or charges | $ | 3610 | (118,496) | 3620 |
| 7. Other additions and/or allowable credits (List) | | | | 3630 |
| 8. Net capital before haircuts on securities positions | | | 46,250 | 3640 |
| 9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f): | | | | |
| A. Contractual securities commitments | | 3660 | | |
| B. Subordinated securities borrowings | | 3670 | | |
| C. Trading and investment securities: | | | | |
| 1. Exempted Securities | | 3735 | | |
| 2. Debt securities | | 3733 | | |
| 3. Options | | 3730 | | |
| 4. Other securities | | 3734 | | |
| D. Undue Concentration | | 3650 | | |
| E. Other (List) | | 3736 | | 3740 |
| 10. Net Capital | | | $ 46,250 | 3750 |

OMIT PENNIES

Note B: Non-allowable assets

| | |
|---|---|
| Receivable from affiliate | $ 90,861 |
| Fixed assets, net | 22,653 |
| Other | 4,982 |
| Total | $118,496 |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER: US Arma Partners, LP as of December 31, 2007

## COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

| | | | |
|---|---|---|---|
| 11. Minimum net capital required (6 2/3% of line 19) | | $ 1,675 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | | 5,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | | 5,000 | 3760 |
| 14. Excess net capital (line 10 less 13) | | 41,250 | 3770 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) | | $ 43,738 | 3780 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | |
|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | $ 25,118 | 3790 |
| 17. Add: | | | | |
| A. Drafts for immediate credit | $ | 3800 | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | 3810 | | |
| C. Other unrecorded amounts (List) | $ | 3820 | | 3830 |
| 19. Total Aggregate indebtedness | | | $ 25,118 | 3840 |
| 20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) | | | 54% | 3850 |
| 21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | | | 3860 |

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

| | | |
|---|---|---|
| 22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits | | 3970 |
| 23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A) | | 3880 |
| 24. Net capital requirement (greater of line 22 or 23) | | 3760 |
| 25. Excess capital (line 10 or 24) | | 3910 |
| 26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000 | | 3920 |

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Partnership (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

US ARMA PARTNERS, LP
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2007

The Partnership claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

US ARMA PARTNERS, LP
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
December 31, 2007

The Partnership claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the possession and control provisions of Rule 15c3-3.

# US ARMA PARTNERS, LP
## Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
## December 31, 2007

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between Schedule I and the respondent's computation is as follows:

| | Net Capital | Aggregate Indebtedness | Percentage |
|---|---|---|---|
| Computation per respondent | $ 46,250 | $ 25,118 | 54% |
| Computation per Schedule I | 46,250 | 25,118 | 54% |
| Differences | $ - | $ - | |

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Partnership claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

Harb Levy & Weiland
ACCOUNTANTS CONSULTANTS LLP

To the Partners
US Arma Partners, LP

In planning and performing our audit of the financial statements and supplemental schedules of US Arma Partners, LP (the "Partnership"), for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



*Member of NEXIA International, A Worldwide Association of Independent Accounting Firms*

The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ▫ www.hlwcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and the use of the Partners, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harb, Levy + Weiland LLP

San Francisco, California
March 21, 2008



END